Mail Stop 3561

January 26, 2009

Jerry E. Thompson
President and Chief Executive Officer
Texas Eastern Products Pipeline Company, LLC
General Partner
TEPPCO Partners, L.P.
1100 Louisiana Street, Suite 1600
Houston, TX 77002

      Re: **TEPPCO Partners, L.P.**
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed February 28, 2008
                File No. 1-10403

Dear Mr. Thompson:

We have reviewed your response to our letter dated November 4, 2008 and have the following comment. In response to our comment below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Financial Statements of TEPPCO Partners, L.P. for the Year Ended December 31, 2007

Note 1. Partnership Organization, page F-9

1. We have reviewed your response to comment two in our letter dated November 4, 2008 and note that you determined the estimated fair value of the 14,091,275 LP units issued to your general partner in December 2006 was equal to the estimated fair value of the 50% IDR tier eliminated at the time of the exchange transaction. Based on your response, it appears that you are primarily basing your conclusion on the fact that the issuance of the new LP units had no impact on total distributions paid or to the allocation of distributions to the publicly-traded LP unit holders at the time of the transaction and that the issued LP units had no impact on your fiscal 2006 earnings per LP unit. Please clarify why your fair value determination appears to focus on distributions and earnings per LP unit figures for only fiscal 2006 as opposed to fair values calculated using generally

accepted valuation techniques, such as income and/or market approaches. Explain in sufficient detail how you determined the fair values of both the LP units and the eliminated IDR tier, including the valuation techniques and key assumptions you utilized. If you believe the fair value of the LP units is a value other than the publicly traded market price on the transaction date, please reconcile your valuation to that market price.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding the comment. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director